Exhibit 99.1

China Sunergy Announces Second Quarter 2014 Financial Results

NANJING, China, March 3, 2015 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced its financial results for the second quarter ended June 30, 2014.

Mr. Tingxiu Lu, Chairman and CEO of China Sunergy, commented, “We are pleased that our global manufacturing base, sales network and leading technology enabled us to capture opportunities in both Europe and Asia, driving strong sequential shipment growth and higher gross margin in the second quarter of 2014. Reflecting the solid second quarter results, we remain comfortable in achieving our previously-stated full-year 2014 total shipment estimates of 750 MW to 800 MW.”

“Since my return in September 2014, we have taken many steps to improve operations, including the appointment of our new auditor in December, which initially required additional time to complete our quarterly financial reporting. I would like to sincerely thank our finance team and auditor for their tireless efforts in completing the second quarter’s financial reporting, which now brings the Company current in its reporting obligations. We are committed to timely completing our 2014 annual audit and aim to report our results for the second half of 2014 in April 2015.”

Second Quarter 2014 Financial Highlights

•	Total revenue was US$88.5 million, an increase of 41.0% from US$62.7 million in the first quarter of 2014. Self-branded revenue totaled US$80.8 million and OEM revenue was US$6.4 million.

•	Shipments totaled 184.5MW, an increase of 31.6% (44.3MW) from 140.2MW in the first quarter of 2014. Module shipments, including module processed under OEM arrangement of 27.0MW, were 135.6MW. Cell shipments, including cell processed under OEM arrangements of 21.2MW, were 48.9MW.

•	Average selling price (“ASP”) for the Company’s solar modules, excluding those processed under OEM arrangements, was US$0.66 per watt, unchanged from that of the previous quarter.

•	Gross profit was US$5.5 million on gross margin of 6.2%, compared with US$2.3 million on gross margin of 3.7% in the first quarter of 2014. Non-GAAP[1]gross profit was US$7.2 million, and non-GAAP gross margin was 8.1%.

•	Net loss attributable to ordinary shareholders was US$5.7 million, an improvement from US$14.7 million in the first quarter of 2014. Non-GAAP net loss attributable to ordinary shareholders was US$0.8 million.

•	Net loss attributable to ordinary shareholders per ADS was US$0.39, an improvement from US$0.99 in the first quarter of 2014. Non-GAAP net loss attributable to ordinary shareholders per ADS was US$0.05.

•	Cash, cash equivalents and restricted cash totaled US$232.7 million, as of June 30, 2014.

Second Quarter 2014 Financial Review

Total Revenue and Shipments

For the second quarter of 2014, total revenue was US$88.5 million, an increase of 41.0% from US$62.7million in the first quarter of 2014. The increase in total revenue was mainly attributable to the higher shipments in the Company’s self-branded cells and module sales, while the average selling prices remained flat compared with the prior quarter. Revenue from the Company’s self-branded modules and cells business totaled US$80.8 million or 91.3% of the total revenue, while revenue from the modules and cells processed under OEM arrangements, was US$6.4 million, or for 7.2% of total revenue.

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1 China Sunergy's Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding costs related to certain charges, including inventory and bad debt provisions. Please refer to “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” at the end of this press release.

Total shipments for the second quarter of 2014 were 184.5MW, an increase of 31.6% from 140.2MW in the prior quarter. The sequential increase in total shipment was primarily due to the higher shipments to France, China and India during the quarter. Total module shipments, including module processed under OEM arrangement of 27.0MW, were 135.6MW for the second quarter of 2014. Total cell shipments, including cell processed under OEM arrangements of 21.2MW, were 48.9MW for the second quarter of 2014.

Asia continued to be the largest market for the Company, accounting for 54.7% of total revenue in the second quarter of 2014, with China, Japan and India accounting for 22.7%, 15.0% and 14.5%, respectively. Sales to European markets represented 42.4% of total revenue in the second quarter of 2014, mainly contributed by France and Germany, which contributed 30.0% and 6.6% of the total revenue, respectively.

ASP

ASP for the Company’s self-branded module during the second quarter of 2014 was US$0.66 per watt, remained flat compared with that of the previous quarter. ASP for the Company’s self-branded cell during the second quarter of 2014 was US$0.32 per watt, compared with $0.28 per watt in the previous quarter.

Wafer and Conversion Costs

Blended wafer costs in the second quarter of 2014 were US$0.24 per watt, which was one cent or 4.3% higher than the previous quarter. Conversion costs of cells and modules manufactured in the second quarter of 2014 were US$0.14 and US$0.19 per watt, respectively, compared with US$0.14 and US$0.20 per watt, respectively, in the previous quarter.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2014 was US$5.5 million on gross margin of 6.2%, this compared with gross profit of US$2.3 million on gross margin of 3.7% for the first quarter of 2014. The sequential increase in gross profit and expansion of gross margin was mainly attributable to higher sales generated from the Company’s self-branded cell and modules. Excluding inventory provision of US$1.7 million, non-GAAP gross profit was US$7.2 million and non-GAAP gross margin was 8.1% in the second quarter of 2014.

Operating Expenses, Operating Loss and Net Loss

Operating expenses increased to US$14.2 million in the second quarter of 2014, from US$10.1 million in the first quarter of 2014. The sequential increase in operating expenses was primarily due to a US$4.0 million increase in general and administration expenses. During the second quarter of 2014, general and administration expenses were US$10.4 million, which included a bad debt provision of US$3.2 million, whereas the Company reversed US$0.4 million bad debt in the first quarter of 2014.

Loss from operations was US$8.7 million in the second quarter of 2014, compared with US$7.8 million in the first quarter of 2014. During the second quarter of 2014, the Company sold its idle subsidiary, China Sunergy (Shanghai) .Co.Ltd, correlated to which, the Company generated other income of US$10.2 million, compared to other expenses of US$1.2 million in the previous quarter.

Correspondingly, net loss attributable to ordinary shareholders improved by US$9.0 million to US$5.7 million in the second quarter of 2014, compared with US$14.7 million from the prior quarter. Excluding inventory provision of US$1.7 million and bad debt provision of US$3.2 million, non-GAAP net loss attributable to ordinary shareholders was US$0.8 million for the second quarter of 2014.

Amount Due from/to Related Parties

Amount due from related parties totaled US$77.2 million as of June 30, 2014, an increase of US$9.7 million compared to US$67.5 million as of March 31, 2014. Amount due to related parties totaled US$8.6 million as of June 30, 2014, a decrease of US$24.4 million compared to US$33.0 million as of March 31, 2014.

Inventory

Inventories at the end of the second quarter of 2014 totaled US$55.9 million, a decrease of US$8.2 million from US$64.1 at the end of March 31 2014, which is mainly due to higher shipment during the quarter.

Cash Position

As of June 30, 2014, the Company had cash and cash equivalents of US$30.8 million, and restricted cash of US$201.9 million.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects. Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

For more information, please visit http://www.csun-solar.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Zhuo Wang

Phone: + 86 25 5276 6696

Email: IR@chinasunergy.com

Asia Bridge Group Limited

Wendy Sun Phone: + 86 10 8556 9033 Email: wendy.sun@asiabridgegroup.com

Use of Non-GAAP Financial Measures

The Company has provided the three-month gross profit, gross margin, net income and earnings per ADS on a non-GAAP basis, which excludes inventory and bad debt provisions. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. The Company expects to continue providing gross profit, gross margin, net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis. Investors should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of non-GAAP measures to GAAP measures for the indicated periods in this press release.

Safe Harbor Statement

This announcement may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company's failure to maintain its listing qualification due to, among other things, volatility in the Company's ADS price; the Company's ability to raise additional capital or renew existing bank borrowings as they become due to finance the Company's activities; the Company's customers' financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company's products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

China Sunergy Co., Ltd

Unaudited Condensed Consolidated Income Statement Information

(In US$'000, except ADS and per ADS data)

	For the three months ended

	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013
Total sales	88,461	62,744	71,908
Cost of goods sold	(82,961)	(60,432)	(65,247)
Gross profit	5,500	2,312	6,661
Operating expenses:
Selling expenses	(3,224)	(3,209)	(4,610)
General and administrative expenses	(10,403)	(6,398)	(5,053)
Research and development expenses	(568)	(515)	(1,579)
Total operating expenses	(14,195)	(10,122)	(11,242)
Income(loss) from operations	(8,695)	(7,810)	(4,581)
Interest expense	(7,172)	(6,811)	(5,076)
Interest income	1,476	1,252	1,785
Other income/(expenses), net	10,179	(1,244)	7,451
Income(loss) before income tax	(4,212)	(14,613)	(421)
Income tax benefit(expense)	(1,131)	(119)	(1,351)
Net income(loss)	(5,343)	(14,732)	(1,772)
Less: non-controlling interest	383	1	(361)

Net income (loss) attributable to ordinary shareholders	(5,726)	(14,733)	(1,411)

Net income (loss) attributable to ordinary shareholders per ADS
Basic	$(0.39)	$(0.99)	$(0.11)
Diluted	$(0.39)	$(0.99)	$(0.11)

Weighted average ADS outstanding
Basic	14,849,292	14,849,292	13,372,292
Diluted	14,849,292	14,849,292	13,372,292

China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$'000)

	Jun 30, 2014	Mar 31,2014	Jun 30, 2013
Assets
Current Assets
Cash and cash equivalents	30,792	30,132	60,090
Restricted cash	201,914	200,267	159,666
Accounts receivable, net	72,874	68,795	78,173
Other receivable, net	25,423	27,762	22,583
Project assets	10,460	10,343	18,557
Inventories, net	55,878	64,094	46,484
Advance to suppliers, net	6,401	6,411	4,664
Amount due from related parties	77,156	67,549	132,101
Current deferred tax assets	1,239	1,735	1,579
Restricted cash-collateral account	-	-	3,131
Assets held for sale	-	28,904
Total current assets	482,137	505,992	527,028
Property, plant and equipment, net	229,121	228,768	219,727
Prepaid land use rights	23,659	23,803	28,218
Deferred tax assets	7,399	7,831	6,628
Long-term investment	1	-
Intangible assets	-	-	524
Other long-term assets	5,267	5,410	1,930
Total assets	747,584	771,804	784,055

Liabilities and equity
Current liabilities
Short-term bank borrowings	375,212	365,414	472,229
Accounts payable	88,926	86,032	126,837
Notes payable	18,634	27,779	20,326
Accrued expenses and other current liabilities	16,604	17,858	19,584
Income tax payable	3,767	3,718	3,473
Amount due to related parties	8,644	32,988	25,800
Collateral account payable	-	-	3,131
Liability held for sale	-	44
Current deferred tax liability	-	7	219
Total current liabilities	511,787	533,840	671,599
Long-term debt	264,029	265,340	103,134
Long-term payables	603	838
Accrued warranty costs	20,855	20,244	18,813
Other liabilities	14,790	10,308	9,046
Total liabilities	812,064	830,570	802,592

Equity:
Ordinary shares: par value $0.0001; 463,247,600 shares authorized, 267,287,253 shares issued and outstanding as of June 30, 2013 and 240,701,253 issued and outstanding as of March 31, 2014 and June 30, 2014	24	24	27
Additional paid-in capital	185,367	185,367	185,367
Treasury shares (at par value)	3	3
Accumulated profit(deficit)	(285,653)	(279,929)	(238,857)
Accumulated other comprehensive income	35,898	36,414	35,344
Total equity attributable to China Sunergy Co. Ltd.	(64,361)	(58,121)	(18,119)
Non-controlling interests	(119)	(645)	(418)
Total equity	(64,480)	(58,766)	(18,537)
Total liabilities and equity	747,584	771,804	784,055

Reconciliation of Non-GAAP results of Operations Measures to the Nearest

Comparable GAAP Measures

(In US$'000, except ADS and per ADS data)

	For the three months ended

	Jun 30, 2014	Mar 31, 2014	Jun 30, 2013

GAAP gross profit	5,500	2,312	6,661
Inventory write down	1,706	547	12
Non-GAAP gross Profit	7,206	2,859	6,673

GAAP net loss attributable to ordinary shareholders	(5,726)	(14,733)	(1,411)
Inventory Write Down	1,706	547	12
Bad Debts provision	3,209	(364)	(2,031)
Non-GAAP net loss attributable to ordinary shareholders	(811)	(14,550)	(3,430)
Non-GAAP net loss attributable to ordinary shareholders per ADS
Basic	$(0.05)	$(0.98)	$(0.26)
Diluted	$(0.05)	$(0.98)	$(0.26)

Weighted average ADS outstanding
Basic	14,849,292	14,849,292	13,372,292
Diluted	14,849,292	14,849,292	13,372,292